SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

Commission file number    333-73161

NS Group Employees Retirement Savings Plan
(Formerly NS Group, Inc.
Salaried Employees’ Retirement Savings Plan)
(Full title of the plan)

NS Group, Inc.

(Name of issuer of the securities held pursuant to the plan)
530 West Ninth Street
Newport, Kentucky 41071
(Address of principal executive office)

Index to Exhibit at Page 11

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(Formerly NS Group, Inc. Salaried Employees’ Retirement Savings Plan)

INDEX

REQUIRED INFORMATION

ITEM 4 — All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee of the
NS Group Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NS Group Employees Retirement Savings Plan (the “Plan”) (formerly NS Group, Inc. Salaried Employees’ Retirement Savings Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 22, 2005

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY NS GROUP, INC. SALARIED EMPLOYEES’
RETIREMENT SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments	$59,303,111	$48,495,342

Receivables:
Sponsor contribution	1,161,761	107,288
Unsettled security sales	591	41,993

Total receivables	1,162,352	149,281

Total assets	60,465,463	48,644,623

LIABILITIES:
Unsettled security purchases	(111,124)	—

NET ASSETS AVAILABLE FOR BENEFITS	$60,354,339	$48,644,623

See notes to financial statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY NS GROUP, INC. SALARIED EMPLOYEES’
RETIREMENT SAVINGS PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Income from investments	$1,649,647	$628,743
Net appreciation in fair value of investments	8,995,392	3,377,002
Other income	2,451	—
Contributions from:
Participants	2,891,094	1,477,709
Sponsor	1,446,677	321,949

Total additions	14,985,261	5,805,403

DEDUCTIONS:
Distributions to participants	(3,259,229)	(2,081,995)
Administrative expenses	(16,316)	(7,767)

Total deductions	(3,275,545)	(2,089,762)

Increase in net assets available for benefits prior to transfer	11,709,716	3,715,641

TRANSFER FROM AFFILIATED PLANS	—	32,888,709

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,644,623	12,040,273

End of year	$60,354,339	$48,644,623

See notes to financial statements.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY NS GROUP, INC. SALARIED EMPLOYEES’
RETIREMENT SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the NS Group Employees Retirement Savings Plan (the “Plan”), (formerly the NS Group, Inc. Salaried Employees’ Retirement Savings Plan), is provided for general information purposes only. The Plan’s sponsor is NS Group, Inc. (Sponsor or Company). Reference should be made to the Plan documents for a more complete description of the Plan’s provisions.

General—Effective September 4, 2003, the Plan covers all eligible employees of NS Group, Inc., and its subsidiaries, Newport Steel Corporation and Koppel Steel Corporation. Prior to September 4, 2003, the Plan covered all eligible salaried and non-union hourly employees of NS Group, Inc. and its subsidiaries, who had attained age 20½. The Plan is a qualified 401(k) profit sharing plan as described in Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Transfer from Affiliated Plans—Effective September 4, 2003, net assets from the Koppel Steel Corporation Hourly Employees’ Retirement Savings Plan and the Newport Steel Corporation Hourly Employees’ Retirement Savings Plan totaling $15,214,060 and $17,674,649, respectively, were merged into the Plan.

Administration—The Plan is administered by an advisory committee, which is appointed by the board of directors of the Company. Effective March 1, 2003, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) was appointed trustee for the Plan. Prior to March 1, 2003, Key Trust Company of Ohio, N.A. (“Key”) served as trustee for the Plan.

Contributions—Eligible participants are allowed to make voluntary contributions of up to 100% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. In addition, the Plan provides the Sponsor the ability to make matching contributions subject to provisions outlined in the varying location and employee status group Appendices to the Plan Document. The Plan is also a profit sharing plan for certain locations and employee status groups, as described in the Appendices to the Plan Document, in which the Sponsor annually determines, at its discretion, the amount of its contribution. Match and profit sharing contributions may be made in either the form of cash or shares of NS Group, Inc. common stock, at the discretion of the Sponsor. Contributions are subject to certain limitations.

Participants Accounts—Individual accounts are maintained for each of the Plan’s participants that reflect the participant’s contributions, Sponsor contributions, as well as the participant’s share of the Plan’s income and related mutual fund investment management expenses. Allocations are based upon participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested in their account balances.

Benefits—Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant’s account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.

Investment Options—Participants may direct contributions, in at least 1% increments, to be invested into one or more of the Plan’s funds. Effective September 4, 2003, participants may change their contribution percentages once each pay period. Prior to September 4, 2003, participants could change their contribution percentages once each quarter.

Administrative Expenses—The Plan Sponsor pays all administrative expenses of the Plan, except for participant loan management fees. The Sponsor also provides administrative services to the Plan at no cost. The NS Group, Inc. Master Trust incurs brokerage fees on open market purchases and sales of NS Group, Inc. common stock.

Loans to Participants—Effective September 4, 2003, a loan feature was added to the Plan. Participants may borrow from their fund accounts an amount not to exceed the lesser of 1) 50 percent of their account balance or 2) $50,000 minus the highest outstanding loan balance in the last twelve months. The minimum loan amount is $1,000. Interest rates are equal to the prime interest rate plus one percent. Repayment of loans is made in equal amounts through payroll deductions over one to five years or ten years for the purchase of a primary residence.

Investment in Master Trust—Prior to September 4, 2003, a portion of the Plan’s investments was invested in a Master Trust, which was established by NS Group, Inc. for all of its defined contribution plans. Effective September 4, 2003, with the termination of all other participating plans, the master trust was dissolved.

The Plan had an undivided interest in the Master Trust and the assets of the Master Trust were held by Key prior to March 1, 2003. The assets were held by Fidelity effective March 1, 2003.

Investment income from the Master Trust, which included interest, and to the extent applicable, dividends and realized and unrealized gains and losses, net of administrative expenses, was allocated to each plan by the trustee on a pro rata basis. Brokerage fees were added to the acquisition cost of assets purchased and subtracted from the proceeds of the assets sold. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. NS Group, Inc. had not declared any dividends on its common stock during the period presented. Contributions and benefit payments were credited and charged directly to each Plan.

Master Trust income of $2,922 and depreciation of assets of $194,506 was allocated to the participating plans for the period from January 1, 2003 to September 4, 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation—Investments are reported at fair value as determined by the Trustee, based upon quoted market prices. Participant loans are valued at the outstanding loan balances.

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Shares/		Shares/
Investment	Units	Market	Units	Market
PIMCO Total Return Fund	293,112	$3,127,503	267,538	$2,865,330
NS Group, Inc. common stock	292,925	8,143,315	591,961	5,742,022
Fidelity Equity Income II Fund	126,803	3,044,538	123,063	2,803,375
Fidelity Managed Income Portfolio Fund	23,619,461	23,619,461	22,333,289	22,333,289
Fidelity Diversified International Fund	107,643	3,082,882	—	—

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Mutual Funds	$1,982,267	$2,722,716
NS Group, Inc. common stock	7,013,125	788,849
NS Group, Inc. Master Trust Fund	—	(134,563)

Net appreciation of investments	$8,995,392	$3,377,002

Payment of Benefits—Benefits are recorded when paid.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and respective collective bargaining agreements. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$60,354,339
Less: Amounts currently receivable at December 31, 2004	1,161,761

Net assets available for benefits per the Form 5500	$59,192,578

The following is a reconciliation of sponsor contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

Sponsor contributions per the financial statements	$1,446,677
Less: Amounts currently receivable at December 31, 2004	1,161,761

Sponsor contributions per the Form 5500	$284,916

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2005, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Key and Fidelity. Key served and Fidelity currently serves as the trustee as defined by the Plan and NS Group, Inc. is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan year were not material.

At December 31, 2004 and 2003, the Plan held 292,925 and 591,961 shares, respectively, of common stock of NS Group, Inc., the sponsoring employer, with a cost basis of $3,621,560 and $6,034,605, respectively. During the years ended December 31, 2004 and 2003, the Plan did not record any dividend income.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
(FORMERLY NS GROUP, INC. SALARIED EMPLOYEES’
RETIREMENT SAVINGS PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of Issue/Asset Description	Market
	Cash and cash equivalents—	$514,680

	Common/Collective Trust Fund—
*	Fidelity Managed Income Portfolio Fund	23,619,461

	Mutual Funds:
	PIMCO Total Return Fund	3,127,503
	Columbia Acorn USA Z Fund	2,361,165
	Oakmark Equity & Income Fund	2,003,973
	H&W Midcap Value I Fund	1,884,879
*	Fidelity Contra Fund	925,583
*	Fidelity Capital Appreciation Fund	2,069,091
*	Fidelity Low Price Stock Fund	999,002
*	Fidelity Equity Income II Fund	3,044,538
*	Fidelity Diversified International Fund	3,082,882
*	Fidelity Midcap Stock Fund	1,212,384
*	Fidelity Freedom Income Fund	110,336
*	Fidelity Freedom 2000 Fund	261,567
*	Fidelity Freedom 2005 Fund	8,962
*	Fidelity Freedom 2010 Fund	973,267
*	Fidelity Freedom 2015 Fund	183,896
*	Fidelity Freedom 2020 Fund	1,522,946
*	Fidelity Freedom 2025 Fund	90,756
*	Fidelity Freedom 2030 Fund	177,190
*	Fidelity Freedom 2035 Fund	22,943
*	Fidelity Freedom 2040 Fund	38,946
	Spartan US Equity Index Fund	1,337,476

		25,439,285

	Common stock—
*	NS Group, Inc.	8,143,315

	Loans to Participants—
*	Loans to participants, with interest rates of 5.00%, maturing through December 2008	1,586,370

		$59,303,111

*Represents a party-in-interest.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NS GROUP EMPLOYEES RETIREMENT SAVINGS PLAN
By:	/s/ Thomas J. Depenbrock
Thomas J. Depenbrock
Member, Advisory Committee

Date: June 22, 2005

Index to Exhibit

Number	Description
23.1	Consent Of Independent Registered Public Accounting Firm